OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008

April 6, 2009

Via Electronic Transmission

Valerie J. Lithotomos, Esq.
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

Re:     Proxy Statement on Schedule 14A for Oppenheimer Equity Income Fund, Inc.

Dear Ms. Lithotomos:

     This letter responds to the comments you provided me telephonically on April 2, 2009, on the preliminary Proxy Statement on Schedule 14A for Equity Income Fund, Inc. (the “Fund” or “Registrant”) filed with the Securities and Exchange Commission on March 24, 2009. Each comment, as I understood it, is summarized below and immediately followed by the response.

INFORMATION ABOUT THE MEETING

C. Why am I being asked to elect eleven Directors for the Fund (Proposal 1)?

1. Comment: Please disclose whether the proposed Board will be able to effectively oversee 64 funds as compared to the current board which oversees only 10 funds.

Response: As requested, the following disclosure has been added to the second paragraph of this section:

The Proposed Board has three Board Committees: Audit, Regulatory & Oversight and Governance Committees. Each Committee is comprised of at least five members, each of whom is an independent director.As described in more detail in Proposal 1, each Committee will have specific areas of responsibility and oversight with respect to various aspects of the Fund’s operations. Although the Proposed Board will oversee 64 Funds, the Proposed Board’s Committee structure is expected to provide the Fund the benefits of the Proposed Board members’ knowledge, experience and background through enhanced governance and oversight of the Fund.

D. Reorganization Agreement for the Fund (Proposal 2)

1. Why is the reorganization being proposed for the Fund?

2.Comment: The third sentence of the first paragraph stated that the “Manager believes that a fund operating as a Massachusetts business trust, rather than a Maryland corporation, is able to simplify its operations and has more flexibility to adjust to changes in competitive markets or heightened regulatory conditions.”Please explain more fully this statement, including examples of these changes or conditions.

Response: This section (now the second paragraph) has been revised as follows:

The Manager believes that a fund operating as a Massachusetts business trust, rather than a Maryland corporation, has certain advantages over investment companies organized as Maryland corporations. For example, under Massachusetts trust law, investment companies are able to simplify their operations by reducing administrative burdens, such as being able to issue an unlimited amount of shares without having to file additional amendments or supplements to their organizational documents with the state regulatory authority to increase the amount of authorized shares of stock.

Another advantage of Massachusetts business trusts is that Massachusetts business trusts have greater flexibility in structuring shareholder voting rights and shareholder meetings. Under Maryland law, certain fund transactions, such as mergers, certain types of reorganizations and liquidations, are subject to mandatory shareholder votes, some of which may require a super-majority vote. However, Rule 17a-8 under the Investment Company Act allows certain types of fund mergers to occur without shareholder approval if permitted by the fund’s governing documents. Massachusetts business trust law allows a fund to provide in its governing documents that these types of transactions may go forward with only trustee approval. Such a merger, however, would be subject to the conditions under Rule 17a-8, including, among other things, that there are no material differences to the fund’s and the surviving fund’s advisory and distribution agreements or fundamental investment policies. (For additional information, please see the discussion in Proposal 2 under the section titled: “Why is the Board recommending approval of the Reorganization Agreement?”)

3. Comment: Please include an item in this section disclosing who will bear the Proxy Statement costs.

Response: A new section H. has been added titled “Proxy Statement Costs” which states the following:

The cost of preparing, printing and mailing the proxy ballot, notice of meeting, and this Proxy Statement and all other costs incurred with the solicitation of proxies will be paid by the Fund. Please see the discussion on page __ under “More on Proxy Voting and the Meeting—Proxy Statement Costs” for further information discussing Proxy Statement Costs.

Proposal 1: To Elect Eleven Directors

4. Comment: Please discuss what happens if the election of the Proposed Nominees is not approved.

Response: The following disclosure has been added as the fifth paragraph under the section titled “What Factors Did The Board Consider in Selecting the Nominees?”

If the election of the Nominees is not approved by shareholders, all eleven Nominees would not be able to serve as Directors. Three of the Nominees (Messrs. Downes, Wruble and Murphy) already serve on the Current Board and would continue as Directors of the Fund. If the Nominees are not elected, the Current Board would consider various alternatives, which might include the Fund conducting additional solicitation of shareholders to obtain approval or the Current Board appointing two additional Nominees to serve as Directors without shareholder approval, as permitted under Section 16(a) of the Investment Company Act.

Proposal 2: To Approve the Agreement and Plan of Reorganization that Provides for Reorganizing the Fund into a Massachusetts Business Trust

Additional Information about the Reorganization

5. Comment: Under the Declaration of Trust for the new Massachusetts Fund, the Board could approve a fund merger without shareholder approval. Please explain in this response letter why it would be appropriate for the Board to do so without shareholder approval.

Response: Rule 17a-8 under the Investment Company Act reduces the need for funds that may be affiliated to incur the expense of soliciting proxies when a reorganization or merger of two funds does not raise significant issues for shareholders. For example, merging two Oppenheimer funds, with materially similar fundamental investment policies and fee structures in order to achieve economies of scale and thereby reduce fund expenses borne by shareholders, would not raise significant issues for the funds’ shareholders. Rule 17a-8 requires the board of directors (including a majority of the independent directors) to determine that any merger is in the best interest of both funds and will not dilute the interest of their existing shareholders. Rule 17a-8 requires the directors of a fund to be merged to make certain determinations and requires shareholder approval unless certain conditions are satisfied, including that there may be no material changes in, among other things, the investment advisory contract of the fund, the independent directors of the acquired fund will be a majority of the trustees of the surviving fund, and that any distribution fees pursuant to Rule 12b-1 under the Investment Company Act will not be increased. Because of these requirements, some mergers will require shareholder approval even though the fund’s organizational documents would not otherwise require it.

Exhibit C-Comparative Information on Shareholder Rights and Obligations

5. Comment: Certain items state that the provisions are as “set forth” in the Fund’s bylaws, for example: “Rights to Call Shareholder Meetings,” “Notice of Meetings,” “Quorum for Shareholder Meetings,” and “Adjournment of Shareholder Meetings.” Please include disclosure in the chart of the specific provisions from the bylaws.

Response: Disclosure has been added for each of these provisions describing the relevant provisions in the by-laws.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have to Randy Legg at 303-768-1026.

Sincerely,

/s/ Randy Legg

Randy Legg

Vice President and Associate Counsel

Tel.: 303-768-1026
Fax: 303.768.3019

rlegg@oppenheimerfunds.com

cc:     Ronald M. Feiman, Esq.

         Nancy S. Vann, Esq.

         Taylor Edwards, Esq.